Exhibit 99.1
Shinhan Card resolved to pay cash dividends to Shinhan Financial Group

On February 26, 2014, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 524 billion or KRW 4,180 per common share for the fiscal year of 2013, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Card, SFG will be receiving the total dividend amounts.